Exhibit 99.1

SilverCrest to Release 2014 Fourth Quarter and Year-End Financial Results on an Amended Date, March 25, 2015

TSX: SVL   NYSE MKT: SVLC

VANCOUVER, March 5, 2015 /CNW/ - SilverCrest Mines Inc. ("SilverCrest" or the "Company") is amending its previously announced release date, March 11, 2015, for its 2014 fourth quarter and year-end financial results.

The Company's audited 2014 fourth quarter and year-end financial results are now scheduled to be released after market closes on Wednesday March 25, 2015. SilverCrest will be holding a conference call to discuss these results on Thursday, March 26, 2015, at 10 a.m. PST (1 p.m. EST). To participate in the conference call, please dial the following:

Local/international:  1-416-849-5572

North American toll-free:  1-866-809-6768

A replay of the conference call will be archived for later playback on the Company's website www.silvercrestmines.com.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a highgrade, epithermal silver and gold producer, with an estimated life of mine of 7 years at an average operating cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average of 1.5 million ounces of silver and 32,800 ounces of gold per annum over the current reserve life. Exploration programs continue to result in new discoveries at Santa Elena and the surrounding area. SilverCrest has also rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. These include, without limitation, statements with respect to: the life of mine; the amount of expected grades and ounces of metals and minerals over any period; average operating cash costs; and expectations for the exploration and development of the Company's properties.

These forward-looking statements relate to analyses and other information that are based on, without limitation, the following estimates and assumptions:  the presence of and continuity of metals at the Company's projects; cost of production and productivity levels; the availability and costs of mining equipment and skilled labour; accuracy of the interpretations and assumptions used in calculating reserve and resource estimates; and operations not being disrupted or delayed by unusual geological or technical problems.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets; risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty as to actual capital costs, operating costs and economic returns; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; and risks related to governmental regulations and obtaining necessary licenses and permits.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, except as otherwise required by applicable law.

SOURCE SilverCrest Mines Inc.

%CIK: 0001275166

For further information: Fred Cooper, Telephone: (604) 694-1730 ext. 108, Fax: (604) 694-1761, Toll Free: 1-866-691-1730, Email: info@silvercrestmines.com, Website: www.silvercrestmines.com, Suite 501 - 570 Granville Street, Vancouver, BC Canada V6C 3P1

CO: SilverCrest Mines Inc.

CNW 08:00e 05-MAR-15